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                                                                  Exhibit (A)(2)



                                                                  April 30, 2001


Board of Directors
Curtis International Ltd.
315 Atwell Drive
Toronto, ON  M9W 5C1


Dear Gentlemen:

         We understand that Curtis International Ltd. ("Curtis" or the "Company") and Curtis Acquisition Corp. (the "Acquiror") intend, subject to approval by its shareholders, to undertake the following: (i) the Company would commence a tender offer (the "Tender Offer") for all of the outstanding shares of the Company's common stock (the "Common Shares"), other than those held by Jacob Herzog, Aaron Herzog, the A&E Herzog Family Trust and the Herzog Family Trust (collectively, the "Herzog Group"), for $0.80 per share, net to the seller in cash (the "Consideration") and (ii) the Company would be merged with the Acquiror in a merger (the "Merger"), in which each Common Share not acquired in the Tender Offer, other than Company Shares held in treasury or held by the Acquiror or as to which dissenters rights have been perfected, would be converted into the right to receive the Consideration. The Tender Offer and the Merger, taken together, are referred to as the "Transaction." Further, we understand that the Herzog Group beneficially owns approximately 65.8% of the Company's currently outstanding Common Shares.

         You have asked for our opinion, as investment bankers, as to whether the sum of $0.80 per share, is fair to the Company's shareholders, excluding the Herzog Group, from a financial point of view.

         Rodman & Renshaw, Inc., as part of our investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We have acted as financial advisor to the Board of Directors of Curtis in connection with the Transaction and have received fees for financial advisory services upon execution of our financial advisory engagement with the Company and will receive additional fees for our financial advisory services upon the delivery of this opinion.

         In arriving at the opinion set forth below, with respect to the Company, we have, among other things: (a) reviewed certain publicly available historical business and financial information relating to the Company which we deemed to be relevant; (b) reviewed, from a financial point of view, the Offer to Purchase; (c) reviewed certain publicly available financial and operating data relating to the Company's business and prospects, which historical information and data the senior management of Curtis has represented to us fairly represents the financial condition and operating results of the Company as of the dates presented; (d) discussed certain financial information and the business and prospects of the Company with Curtis's senior management; (e) reviewed the reported historical and recent market prices and trading volumes of the Curtis Common Shares; (f) reviewed the listing status of the Company's Common Shares and the potential impact of delisting on the value of the Company's Common Shares; (g) compared the financial, operating and stock price performance of Curtis with certain other companies deemed comparable; (h) reviewed the financial terms, to the extent publicly available, of certain other acquisition transactions deemed comparable; and (i) made such other analyses and examinations as we deemed necessary or appropriate. We also have taken into account our assessment of economic, market and financial conditions generally and within the industry in which Curtis is engaged.

         In rendering our opinion, we have assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to us by Curtis or obtained by us from other sources, and we have relied upon the representations of senior management of the Company that they are unaware of any information or facts that would make the information provided to us incomplete


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or misleading. We have not independently verified such information, undertaken an independent appraisal of the assets or liabilities (contingent or otherwise) of Curtis nor have we been furnished with any such appraisals. In addition, we have relied on representations from senior management of Curtis (a) that the distribution to be made to each holder of Common Shares of Curtis will be made as promptly after closing as is practicable; and (b) that the Common Shares of Curtis will continue to be traded in the over-the-counter market until such distribution. With respect to our discussions pertaining to future prospects and our analysis of the available financial forecasts of the Company which we have reviewed, we have relied on the representations of the senior management of Curtis that such available forecasts are reasonable, reflect the best currently available estimates and judgments of senior management of Curtis as to the future financial position of the Company and that: (a) as to the respective forecasts, they are unaware of any facts that would make such information incomplete, in any material respect, or misleading; and (b) there have been no material developments in the business (financial or otherwise) or prospects of the Company, since February 28, 2001.

         Our opinion is necessarily based on economic, market and other conditions as they exist, and the information made available to us, as of the date hereof. We disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion that may come or be brought to our attention after the date of this opinion. In the performance of our financial advisory services, we were not engaged to solicit, and did not solicit, interest from any party with respect to the acquisition of Curtis or any of its assets. No limitations were imposed upon us by Curtis with respect to the investigations to be made or procedures to be followed by us in rendering our opinion.

         The opinion expressed herein does not constitute a recommendation as to any action the Board of Directors of Curtis or any shareholder of Curtis should take in connection with the Transaction. Further, we express no opinion herein as to the structure, terms or effect of any other aspect of the Transaction, including, without limitation, the tax consequences thereof.

         It is understood that this letter is for the information of the Board of Directors of Curtis in connection with its evaluation of the fairness, from a financial point of view, as of the date hereof, of the distribution to be made to the holders of Curtis Common Shares pursuant to the Transaction and for inclusion in the Offer to Purchase. Without limiting the foregoing, in rendering this opinion, we have not been engaged to act as an agent or fiduciary for the Company's common shareholders or any other third party.

         Based on and subject to the foregoing, we are of the opinion that the sum of $0.80 per share, is fair to the Company's shareholders, excluding the Herzog Group, from a financial point of view.


                                                    Very truly yours,

                                                    RODMAN & RENSHAW, INC.


                                                    By: /s/ John J. Borer
                                                        ---------------------
                                                        John J. Borer, III
                                                        Senior Managing Director